Harris & Harris Group Letterhead




					May 5, 2008





Mr. Larry Greene, Esq.
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

      Re:	Harris & Harris Group, Inc. (the "Company")
      	        File Number 333-138996

Dear Mr. Greene:

Pursuant to Securities Act Release 6510 (February 15, 1984), we are hereby requesting selective review of Post-Effective Amendment No. 3 to our Registration Statement on Form N-2 (File No. 333-138996) under the Securities Act of 1933, a marked copy of which was filed on April 4, 2008, with the Securities and Exchange Commission (the "Registration Statement").

The Registration Statement is similar to Pre-Effective Amendment No. 2 to our Registration Statement on Form N-2 (File No. 333-138996) filed on April 23, 2007. The purpose of the amendment was to incorporate by reference our updated financial statements and to generally update the document. There have been no material changes to the nature of our investments or our use of proceeds.

Please feel free to contact the undersigned at 212-582-0900 or Richard Prins of Skadden, Arps, Slate, Meagher & Flom LLP at 212-735-3000.


      					Sincerely,

					/s/ Sandra Matrick Forman

					Sandra Matrick Forman
					General Counsel and Chief
					Compliance Officer